Bionomics Limited

16 September 2003

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC MAIL PROCESSING
RECEIVED
SEP 25 2003
WASH. D.C. 187 SEC

03032279

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Dlw 9/26

82-34682

Bionomics Limited

ABN 53 075 582 740

ASX RELEASE
16 September 2003

NOTICE OF ANNUAL GENERAL MEETING AND NOMINATION OF DIRECTORS

Bionomics Limited hereby gives notice to the Australian Stock Exchange Limited ("ASX") that the Company's Annual General Meeting will be held in:

The Grevillea Room
Lower Lobby Level
Hyatt Regency
North Terrace
Adelaide SA 5000

on Thursday 6 November 2003 commencing at 10.30am at which it is proposed that an election of Directors be held. Under the Company's Constitution, to be valid, nominations for the position of Director are required to be left at the registered office of the Company on or before 24 September 2003 unless the nominee has been recommended by the Board for election.

This notice is given in accordance with article 48.2 of the Company's Constitution and ASX Listing Rule 3.13.1.

Jill Mashado
COMPANY SECRETARY

31 Dalgleish Street, Thebarton SA 5031
Phone: 08 8354 6100 Fax: 08 8354 6199 Email: info@bionomics.com.au